MASTERWORKS

GEORGE CONDO

"Arguably the most special work in the 'Toy Heads' series, The Young Sailor is an exemplary Condo portrait in line with the very best of the artist's universally acclaimed oeuvre."

Sotheby's

2019



The Young Sailor

2012

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A Monumental Artist Portrait

The Artwork's title and subject directly reference Henri Matisse's "The Young Sailor" (1906) and Pablo Picasso's "The Sailor" (1943).

It is from a series of 18 portraits George Condo painted in 2012 titled "Toy Heads." The series replaces the faces of characters like Iron Man, Mike Kelly, and in this instance Picasso, with Cubist geometric motifs.





2 Successful Exits So Far

Condo's exits distributed back almost $5 million (including principal) to 1000+ investors. See how much they made below. Past performance not indicative of future results.



39.3%

Annualized Net Return

(538 Days Held)

$4.9K

Net Profit from $10K



21.5%

Annualized Net Return

(638 Days Held)

$4.0K

Net Profit from $10K

Similar Works Have Sold For Higher

With unique compositions, similarly sized works made during the same period have achieved prices as high as $2.5M at auction.



Sold for $2.5M

The Aztec Cosmologist (2009)
September 2018, Sotheby's Hong Kong



Sold for $1.5M

Young Girl with Blue Dress (2007)
November 2027, Phillips Hong Kong

Note: The three most recent similar auction sales were $1.9M ('22), and $1.3M ('23), and $1.3M ('24).

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the Securities and Exchange Commission. As such, no offer consideration is currently being solicited or accepted and any such offers may be withdrawn or revoked, without obligation, at any time before notice of SEC acceptance. An indication of interest involves no obligation. You must read the offering documents and additional information filed with the SEC here before investing.

1. The data point above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by George Condo with the following criteria: Works on canvas created since 2005 that measure between 20 inches by 20 inches and 60 inches by 60 inches, excluding group portraits and works that are stylistically different ("drawing painting" portraits and works without Cubist elements). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.1% CAGR implied from selected sales occurring from October 18, 2008, to October 5, 2023.

2. Record Price Appreciation reflects the frequency at which a new record hammer price at auction is achieved by the artist which can be indicative of the artist's market momentum and growth rate. The applicable time period for which we calculate Record Price Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date for which a record price exists prior to the qualification of an applicable offering that the Masterworks public sale database has been updated.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exits featured artworks by George Condo and auction results are not included in set of similar sales to Masterworks 325 which comprise paintings by George Condo with the following criteria: all Psychological Cubist Drawing Painting portraits on canvas from 2008 to present, 30 inches by 30 inches and 90 inches by 90 inches in size, excluding portraits with predominantly monochromatic palettes and portraits with more than three discernible figures.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Sotheby's is not an investor in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

Amount 'distributed back' represents total liquidation proceeds distributed back to investors, net of all fees, expenses and proceeds reinvested in Masterworks offerings, of the highlighted offerings.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.